Eastgate Securities, LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Eastgate Securities, LLC

Table of Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67837

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eastgate Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street Suite 2931

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rich Onesto	3478536534	reonesto@eastgatesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, P.C. Certified Public Accountants

(Name – if individual, state last, first, and middle name)

2010 Pioneer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)

03/14/2006	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Angelina Rao_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Eastgate Securities, LLC_____, as of _12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO/CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Eastgate Securities, LLC

4512 244th Street

Little Neck, NY 11362

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eastgate Securities, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1, exemption on Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Schedule III-Information relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content,

is presented in conformity with 17 C.F.R. §240.17a- 5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Schedule-III Information relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.

PCAOB ID. No.1171

We have served as Eastgate Securities LLC's auditor since 2021

San Mateo, CA

March 31, 2026

Eastgate Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	241,012
Prepaid Expenses		6,854
Total assets	$	247,866

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	19,694
Total liabilities		19,694
Members' equity		228,172
Total liabilities and members' equity	$	247,866

See Accompanying Notes to Financial Statements

Eastgate Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2025

Revenues		
Advisory Fee Income	$	50,000
Total revenue		50,000
Expenses		
Rent	$	5,033
Commissions		5,000
Office Expense		10,044
Regulatory Fees		9,739
Interest Expense		1,067
Legal and Professional Fees		30,874
Travel and Entertainment		19,152
Dues and Subscriptions		791
Bank Charges		110
SIPC Fees		112
Total expenses		81,922
Net Loss	$	(31,922)

See Accompanying Notes to Financial Statements

Eastgate Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2025

Members' equity, beginning of year	$	476,594
Capital Withdrawals		(216,500)
Net Loss		(31,922)
Members' equity, end of year	$	228,172

See Accompanying Notes to Financial Statements

Eastgate Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2025

Cash flows used by operating activities		
Net Loss	$	(31,922)
Changes in operating assets and liabilities:		
Prepaid Expenses		867
Security Deposit		3,000
Accounts payable and accrued expenses		19,694
		23,561
Net cash used in operating activities		(8,361)
Cash Flow from financing activities		
Capital Withdrawals		(216,500)
Net cash used in financing activities		(216,500)
Net Cash Decrease		(224,861)
Cash, beginning of year	$	465,873
Cash, end of year	$	241,012
Cash Paid for: Taxes		0
Interest		0

See Accompanying Notes to Financial Statements



Eastgate Securities LLC

Notes to the Financial Statements For

the year ended December 31, 2025

1. Organization and Nature of the Business

    Eastgate Securities, LLC (the "Company") was incorporated in the State of Delaware in July 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). For the year ended December 31, 2025, the Company conducted the following business activities according to the membership agreement with FINRA:
    a) Private placement of securities.
    b) Provide merger and acquisitions services.
    c) Underwriter or selling group participant (corporate securities other than mutual funds) - firm commitment offering.

2. Summary of Significant Accounting Policies

a) Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions. The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in high-quality financial institutions in order to mitigate the risk of loss from exceeding insured limits.

c) Revenue Recognition

Revenues include fees arising from client offerings in which the Company acts as a placement agent. Revenue earned when acted as placement agent is earned when the performance obligation is satisfied which is evidenced by the funds being delivered to the Company's clients from investors. Revenues also include fees earned from providing financial consulting services. Consulting service income is considered earned and performance obligations are met when the Company has completed provided advice, conducted research, and liaise with other certain service providers, these services maybe recognized over the completion of certain benchmarks. Fees received are not typically refundable. The Company typically receives payment after it has started rendering services; however, it is typically much prior to completion of the entire engagement.

The accompanying notes are an integral part of these statements.



d) Income Taxes

The LLC is treated as a disregarded entity and has no federal or state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to file income tax returns in both state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute for limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2025, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Allowance for Credit Losses

The Company applies a loss-rate methodology to estimate its allowance for credit losses. Accounts receivables are evaluated based on customers' financial condition, historical collection experience, and adjustments for current economic conditions and reasonable and supportable forecasts of future economic performance, when applicable. Under this approach, the Company estimates expected credit losses using historical loss rates, adjusted for forward-looking information as appropriate. Accounts deemed uncollectible are written off against the allowance for credit losses. As of December 31, 2025, the Company determined that no allowance for credit losses was required.

g) Segment Reporting

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reporting segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 required incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one reporting segment. For further discussion refer to Footnote 6, Reportable Segments.

The accompanying notes are an integral part of these statements.



3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit on December 31, 2025 or during the year then ended.

a) Leases

The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update 2016-02 Leases. The company entered into a six-month lease of office space with Jay Suites at 40 Wall Street, New York, NY 10005, starting on October 1, 2024 and expiring on March 31, 2025 with monthly rent payable for six months. A security deposit was placed with Jay Suites for the duration of the lease and subject to the terms, will be refundable upon the expiration of the lease. As of December 31, 2025, the company does not have any other lease obligations.

b) Related Party Transactions

The Company has had an expense-sharing agreement with its Parent for the year ended December 31, 2025, during which the Company's Parent pay and record some of its operating expenses directly according to the expense sharing agreement. For the year ended December 31, 2025, the Parent did not allocate any expenses to the Company.

c) Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity

The accompanying notes are an integral part of these statements.

price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees on December 31, 2025, or during the year then ended.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (1Sc3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. As of December 31, 2025, the Company had net capital of $221,318 which was $121,318 over its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 8.90%.

5. Going Concern

The Company has a net loss of $31,921 for the year ended December 31, 2025. However, the Company is currently not operating on a going concern basis due to its net capital level for the year ended December 31, 2025. Management has plans to grow net profitability and preserve the excess capital level. The Parent asserts to provide financial support, as needed, to the Company for the foreseeable future, which would most likely consist of additional capital contributions as needed.

6. Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM"), who evaluates the Company's performance primarily based on revenue and expenses, particularly in the forecasting process, to manage operations. In addition, the CODM considers excess net capital (see Note 4), which is not a measure of profit or loss, in making operational decisions related to capital management, such as reinvestment of earnings or distributions. The Company's operations constitute a single operating segment and, accordingly, a single reportable segment, as the CODM manages the business using financial information. The accounting policies used to measure segment results are consistent with those described in the summary of significant accounting policies

7. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 31, 2026, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The accompanying notes are an integral part of these statements.

Eastgate Securities, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2025

Net capital, members' equity	$	228,172
Less nonallowable assets		
Prepaid expenses		6,854
		6,854
Net Capital before haircuts on securities positions	$	221,318
Net Capital		221,318
Minimum net capital required (under SEC Rule 15c3-1)		100,000
Excess net capital	$	121,318
Aggregate indebtedness		19,694
Percentage of aggregate indebtedness to net capital		8.90%

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.



EASTGATE
Securities

SCHEDULE II

Eastgate Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For The Year Ended December 31, 2025

The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

The accompanying notes are an integral part of these statements.

 **EASTGATE** Securities

Eastgate Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For The Year Ended December 31, 2025

The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

The accompanying notes are an integral part of these statements.



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Eastgate Securities, LLC

4512 244th Street

Little Neck, NY 11362

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Eastgate Securities, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) Underwriter or selling group participant (corporate securities other than mutual funds) - firm commitment offering ; (b) Mergers and acquisitions; and (c) Private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eastgate Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eastgate Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

WWC, P.C.

WWC, P.C.

PCAOB ID. No.1171

We have served as Eastgate Securities LLC's auditor since 2021

San Mateo, CA

March 31, 2026



EASTGATE Securities

Eastgate Securities, LLC

Exemption Report

Eastgate Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company only conducted the following business activities according to the membership agreement with FINRA: (a) private placement of securities; (b) provide merger and acquisitions services; and (c) Underwriter or selling group participant (corporate securities other than mutual funds) - firm commitment offering, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eastgate Securities, LLC

I, Angelina Rao, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Angelina Rao

Title: Chief Executive Officer / Chief Financial Officer

Date: As of March 31, 2026

The accompanying notes are an integral part of these statements.